SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of	May	2007
Commission File Number	000-51034
ACE Aviation Holdings Inc.
(Translation of registrant’s name into English)
5100 de Maisonneuve Boulevard West, Montreal, Québec, Canada, H4A 3T2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-____________

DOCUMENT INDEX

Documents

1.	Registration Rights Agreement dated September 30, 2004, among the registrant and Promontoria Holding III B.V.

Document 1

EXECUTION VERSION

ACE AVIATION HOLDINGS INC.

REGISTRATION RIGHTS AGREEMENT

Dated as of September 30, 2004

REGISTRATION RIGHTS AGREEMENT

This REGISTRATION RIGHTS AGREEMENT (this "Agreement") is made and entered into as of September 30, 2004, by and among ACE Aviation Holdings Inc., a Canadian corporation (the "Company"), and Promontoria Holding III B.V. (the "Investor"),

WITNESSETH:

WHEREAS, Air Canada, a Canadian corporation, and the Investor (as the assignee of Cerberus ACE Investment, LLC) are parties to an Investment Agreement, dated as of June 23,2004 (the "Investment Agreement"), pursuant to which the Investor is acquiring in the aggregate 12,500,000 Preferred Shares of the Company (the "Purchased Shares"), which Purchased Shares are subject to this Agreement.

WHEREAS, Air Canada (as defined herein) is currently a reporting issuer (or equivalent) under the Canadian Securities Laws (as defined herein) in all 10 provinces of Canada.

WHEREAS, the AC Common Shares (as defined herein) are registered pursuant to Section 12(g) of the Exchange Act (as defined herein).

WHEREAS, in connection with the Plan of Reorganization (as defined herein) of Air Canada, the Company will acquire all of the outstanding AC Common Shares and become the holding company for Air Canada.

WHEREAS, the Company has applied to have the Common Shares (as defined herein) listed on the TSX (as defined herein).

WHEREAS, the Company is a reporting issuer or the equivalent under the Canadian Securities Laws (as defined herein) in all 10 provinces of Canada.

WHEREAS, the Company will succeed to Air Canada's registration under Section 12(g) of the Exchange Act pursuant to Rule 12g-3(a) thereunder.

WHEREAS, in order to induce the Investor to enter into and consummate the transactions contemplated by the Investment Agreement and to purchase the Purchased Shares, the Company and the Investor have agreed to enter into this Agreement.

NOW, THEREFORE, in consideration of the premises and of the mutual covenants and agreements contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereto agree as follows:

1.             DEFINITIONS As used in this Agreement, the following terms shall have the following meanings:

"AC Common Shares" shall mean the common shares and the Class A non-voting common shares of Air Canada issued and outstanding prior to the implementation of the Plan of Reorganization.

"Affiliate" shall mean, with respect to any Person, any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such Person.

"Agents" shall have the meaning set forth in Section 4.1.

"Agreement" shall have the meaning set forth in the preamble hereto.

"Air Canada" shall mean Air Canada, a corporation continued under the laws of Canada.

"Canadian Prospectus" shall mean any short form or long form prospectus, as the case may be, prepared in accordance with the Canadian Securities Laws which qualifies the distribution of any Registrable Securities, and all amendments and supplements to any such Canadian Prospectus, in each case including all material incorporated by reference (or deemed to be incorporated by reference) therein. For purposes of this Agreement: (i) filing a preliminary prospectus prepared in accordance with the Canadian Securities Laws and obtaining a receipt therefor from each of the applicable Canadian Securities Regulators shall be deemed to constitute filing a preliminary Canadian Prospectus under the Canadian Securities Laws; (ii) filing a final prospectus prepared in accordance with the Canadian Securities Laws and obtaining a receipt therefor from each of the applicable Canadian Securities Regulators shall be deemed to constitute causing the distribution contemplated thereby to be qualified under the Canadian Securities Laws; and (iii) amending or supplementing a Canadian Prospectus to the extent required by the Canadian Securities Laws during the period in which securities are being distributed pursuant to such Canadian Prospectus shall be deemed to constitute maintaining the qualification of a Canadian Prospectus under the Canadian Securities Laws.

"Canadian Securities Laws" shall mean the securities laws, regulations and rules of all of the provinces of Canada, the policy statements, rules, orders and companion policies of or administered by the Canadian Securities Regulators, and applicable discretionary rulings or orders issued by the Canadian Securities Regulators pursuant to such laws, regulations, rules and policy statements, all as amended and in effect from time to time.

"Canadian Securities Regulators" shall mean the British Columbia Securities Commission; the Alberta Securities Commission; the Saskatchewan Financial Services Commission; The Manitoba Securities Commission; the Ontario Securities Commission; L'Autorite des marches financiers du Quebec; the Nova Scotia Securities Commission; the Securities Commission of Newfoundland; the Office of the Administrator, New Brunswick; the Registrar of Securities, Prince Edward Island; any successor entity to such a securities regulatory authority; and any other person performing similar functions under the Canadian Securities Laws.

"Claims" shall have the meaning set forth in Section 4.1.

"Closing Date" shall mean the Closing Date as defined in the Investment Agreement.

"Common Shares" shall mean the Class A Variable Voting Shares and Class B Voting Shares of the Company.

"Company" shall have the meaning set forth in the preamble hereto.

"DB Registration Rights Agreement" shall mean the Registration Rights Agreement dated as of September 30,2004 between the Company and Deutsche Bank Securities Inc.

"Exchange Act" shall mean the United States Securities Exchange Act of 1934, as amended from time to time, and the rules and regulations thereunder, or any successor statute.

"Holder" shall mean the Investor for so long as it is the registered holder of any Registrable Securities and such of its heirs, successors and permitted assigns (including any permitted transferees of Registrable Securities) who acquire or are otherwise the transferee of Registrable Securities, directly or indirectly, from the Investor (or any subsequent Holder), for so long as such heirs, successors and permitted assigns are the registered holders of any Registrable Securities with a fair market value of at least $500,000. For purposes of this Agreement, the Investor or any successors or permitted assigns will also be deemed to be a Holder whenever such Person holds an option to purchase, or a security convertible into or exercisable or exchangeable for, Registrable Securities with a fair market value of at least $500,000, whether or not such purchase, conversion, exercise or exchange has actually been effected and disregarding any legal restrictions upon the exercise of such rights. Registrable Securities issuable upon exercise of an option or upon conversion, exchange or exercise of another security shall be deemed outstanding for the purposes of this Agreement.

"Holders' Representative" shall mean the Investor, or if the Investor does not hold any Registrable Securities, a representative chosen by the Majority Holders, and the Majority Holders shall inform the Company as to whom such representative is.

"Holders' Counsel" shall mean one firm of legal counsel in each of Canada and the United States representing all the Holders, which counsel shall be selected by the Majority Holders of the Filing.

"Inspector" or "Inspectors" has the meaning set forth in Section 3.1(g).

"Investment Agreement" shall have the meaning set forth in the recitals hereto.

"Investor" shall have the meaning set forth in the preamble hereto.

"Lock-Up Expiration Date" shall mean the first to occur of (i) the first date on which the Transfer (as defined in the Investment Agreement (excluding restrictions on the sale of beneficial (but not record) ownership) of a Registrable Security held by the Investor to a Person which is not an Affiliate (as defined in the Company's Articles of Arrangement, as in effect on the Closing Date) of the Investor shall not be prohibited by the provisions under the heading "Restrictions on Transfer" in Section 3.9 of Schedule A to the Company's Articles of Arrangement, as in effect on the Closing Date, or (ii) the 24-month anniversary of the Closing Date.

"Lock-Up Expiration Event" shall mean the occurrence of one or more events which, individually or in the aggregate, in the good faith reasonable judgment of the Majority Holders, are reasonably likely to result in the occurrence of a Lock-Up Expiration Date.

"Majority Holders" shall mean one or more Holders of Registrable Securities who hold a majority of the Registrable Securities then outstanding.

"Majority Holders of the Filing" shall mean, with respect to a particular qualification and/or registration, one or more Holders of Registrable Securities who hold a majority of the Registrable Securities to be included in such qualification and/or registration.

"MJDS" shall mean the U.S./Canada Multi-jurisdictional Disclosure System adopted by the SEC and Canadian Securities Regulators.

"NASD" shall mean the National Association of Securities Dealers, Inc.

"Offering Document" shall mean any Canadian Prospectus and/or Registration Statement.

"Person" shall mean any individual, firm, partnership, corporation, trust, joint venture, association, joint stock company, limited liability company, unincorporated organization or any other entity or organization, including a government or agency or political subdivision thereof, and shall include any successor (by merger, amalgamation or otherwise) of such entity.

"Plan of Reorganization" shall mean the consolidated plan of reorganization, compromise and arrangement jointly filed by Air Canada, 3838722 Canada Inc., Air Canada Capital Ltd., Jazz Air Inc., Manoir International Finance Inc., Simco Leasing Ltd., Wingco Leasing Inc. and Zip Air Inc., collectively pursuant to the provisions of the Companies' Creditors Arrangement Act (Canada), as amended, the Canada Business Corporations Act, as amended, and the Business Corporations Act (Alberta), as such Plan of Reorganization may be amended, varied or supplemented from time to time.

"Purchased Shares" shall have the meaning set forth in the recitals hereto.

"Qualification and Registration Expenses" shall mean any and all reasonable out of pocket expenses incidental to effecting a qualification and/or registration in accordance with this Agreement, including (i) all Canadian Securities Regulators', SEC, stock exchange, NASD and other qualification, registration, listing and filing fees, (ii) all fees and expenses incurred in connection with compliance with federal, state, provincial or territorial securities or "blue sky" laws and compliance with the rules of any stock exchange (including fees and disbursements of legal counsel in connection with such compliance and, in the case of the filing of a Registration Statement in the United States, the preparation of a "blue sky" memorandum and legal investment survey), (iii) all printers' fees and costs incurred in printing, distributing, mailing and delivering any Offering Document and any other document relating to the performance of or compliance with this Agreement, (iv) the fees and disbursements of legal counsel for the Company (including the fees and disbursements of lead Canadian counsel to the Company and any required local counsel in each province of Canada, and including fees and disbursements with respect to the translation and preparation of any French language version of a Canadian Prospectus, and any U.S. counsel, including "blue sky" counsel), (v) the reasonable fees and disbursements of Holders' Counsel, (vi) the fees and disbursements of all independent public accountants and chartered accountants (including the expenses of any audit and/or "cold comfort" letters, and including a "long form" comfort letter addressed to the Holders regarding certain financial information contained in the applicable prospectus) and the fees and expenses of other Persons, including experts, retained by the Company, and (vii) all internal expenses of the Company (including all salaries and expenses of officers and employees performing legal or accounting duties); provided, however. Qualification and Registration Expenses shall not include fees, discounts and commissions payable to underwriters, selling brokers, dealer managers or other similar Persons engaged in the distribution of any of the Registrable Securities; and stock transfer taxes applicable to the sale of Registrable Securities, which shall be borne by the Holders pro rata on the basis of the number of Registrable Securities so qualified or registered on their behalf.

"Qualification Commencement Event" shall have the meaning set forth in Section 2.1(b).

"Records" shall have the meaning set forth in Section 3.1(g).

"Registrable Securities" shall mean (i) any Common Shares issuable upon the conversion of any of the Purchased Shares, (ii) any Common Shares purchased by the Investor or any Affiliate thereof from the Company on or after the Closing Date pursuant to a private placement, (iii) any Common Shares issuable upon the conversion of any Preferred Shares of the Company purchased by the Investor or any Affiliate thereof from the Company on or after the Closing Date pursuant to a private placement, and (iv) any other securities of the Company (or any successor or assign of the Company, whether by merger, amalgamation, consolidation, sale of assets or otherwise) which may be issued with respect to, upon conversion of, in exchange for, or in substitution of, Registrable Securities referenced in clauses (i), (ii) and (iii) above by reason of any dividend or stock split, combination of shares, merger, amalgamation, consolidation, recapitalization, rectification, reorganization, sale of assets or similar transaction. As to any particular Registrable Securities, such securities shall cease to be Registrable Securities when (A) an Offering Document with respect to the sale of such securities shall have been qualified under the Canadian Securities Laws and/or has become or has been declared effective under the Securities Act, and such securities shall have been disposed of in accordance with such Offering Document, (B) such securities are sold pursuant to Rule 144 (or any similar provisions then in force) under the Securities Act or pursuant to any prospectus and registration exemptions under the Canadian Securities Laws, and following such sale, any certificates evidencing such securities shall not bear any legend restricting transfer and such securities shall be freely transferable in Canada or die United States without compliance with any prospectus delivery or investor suitability requirement, or (C) such securities shall have ceased to be outstanding.

"Registration Commencement Event" shall have the meaning set forth in Section 2.1(a).

"Registration Statement" shall mean any registration statement filed pursuant to the Securities Act which covers any Registrable Securities, and all amendments and supplements to any such Registration Statement, including pre- and post-effective amendments, in each case including the U.S. Prospectus contained therein, all exhibits thereto and all material incorporated by reference (or deemed to be incorporated by reference) therein.

"SEC" shall mean the United States Securities and Exchange Commission, or any successor agency having jurisdiction to enforce the Securities Act.

"Securities Act" shall mean the United States Securities Act of 1933, as amended from time to time, and the rules and regulations thereunder, or any successor statute.

"Subsidiaries" shall mean, with respect to any Person at any date, any corporations or other entities in which such Person owns a majority of the issued and outstanding capital stock or other interests.

"TSX" shall mean the Toronto Stock Exchange, a division of TSX Inc., and any successor entity thereto.

"U.S. Prospectus" shall mean the prospectus included in a Registration Statement (including any preliminary prospectus and any prospectus that includes any information previously omitted from a prospectus filed as part of an effective Registration Statement in reliance upon Rule 430A promulgated under the Securities Act or General Instruction II. L. of Form F-10 under the Securities Act) and any such U.S. Prospectus as amended or supplemented by any prospectus supplement, and all other amendments and supplements to such U.S. Prospectus, including post-effective amendments, and in each case including all material incorporated by reference (or deemed to be incorporated by reference) therein.

2.	REGISTRATION AND QUALIFICATION
2.1	Registration and Qualification.

(a)               Registration in the United States. The Company agrees to use its reasonable best efforts to prepare and file with die SEC, as soon as reasonably practicable following the first to occur of (x) the delivery by the Majority Holders to the Company of a written notice of a Lock-Up Expiration Event or (y) the occurrence of the 21 -month anniversary of the Closing Date, and in any case within 45 days after such event (the "Registration Commencement Event") (or, if earlier, the occurrence of the Lock-Up Expiration Date), a Registration Statement for an offering to be made pursuant to the MJDS on a continuous basis for a period of two years from the date of effectiveness covering all of the Registrable Securities. The Registration Statement shall be on Form F-10 under the Securities Act or another appropriate form selected by the Company permitting registration of such Registrable Securities for resale by such Holders. The Company shall use its reasonable best efforts to cause the Registration Statement to become effective pursuant to the Securities Act within 75 days after the occurrence of the Registration Commencement Event (or, if earlier, the occurrence of the Lock-Up Expiration Date). If the Holders have not disposed of any or all of the Registrable Securities covered by the Registration Statement filed pursuant to the MJDS within such two-year period and such securities continue to be Registrable Securities, the Company agrees to use its reasonable best efforts to prepare and file with the SEC, upon written notice of the Majority Holders given not less than 75 days prior to the expiration of such two-year period, a new Registration Statement with the SEC, as may be required by and in accordance with the MJDS rules, for an offering to be made pursuant to the MJDS on a continuous basis for an additional period of two years from the effectiveness covering all such undisposed Registrable Securities. The Company agrees to repeat this practice of filing a new Registration Statement for as long as it shall be required by the MJDS rules and any Registrable Securities remain outstanding.

(b)               Qualification in Canada. The Company agrees to use its reasonable best efforts to qualify the distribution of the Registrable Securities to the public in all provinces of Canada, as soon as reasonably practicable following the first to occur of (x) the delivery by the Majority Holders to the Company of a written notice of a Lock-Up Expiration Event or (y) the occurrence of the 21-month anniversary of the Closing Date, and in any case within 45 days after such event (the "Qualification Commencement Event") (or, if earlier, the occurrence of the Lock-Up Expiration Date), and to keep such distribution qualified in Canada, on a continuous basis for a period of two years from the date of initial qualification covering all of the Registrable Securities. The Company shall use its reasonable best efforts to obtain the qualification in Canada of such distribution within 75 days after the occurrence of the Qualification Commencement Event (or, if earlier, the occurrence of the Lock-Up Expiration Date). If the Holders have not disposed of any or all of the Registrable Securities qualified for distribution within such two-year period and such securities continue to be Registrable Securities, the Company agrees to use its reasonable best efforts to cause the continued qualification for distribution of the undisposed Registrable Securities, upon written notice of the Majority Holders given not less than 75 days prior to the expiration of such two-year period. The Company agrees to repeat this practice of qualifying for distribution for as long as any Registrable Securities remain outstanding.

(c)               Effectiveness and Qualification. The Registration Statement or Canadian Prospectus filed under this Section 2.1 shall not be deemed to have become effective under the Securities Act or qualified under the Canadian Securities Laws (i) unless it has been filed and a receipt obtained therefor under the Canadian Securities Laws and/or becomes effective under the Securities Act, as applicable, and remains qualified in compliance with the provisions of the Canadian Securities Laws and/or effective pursuant to the Securities Act, as applicable, with respect to the disposition of all Registrable Securities covered by such Registration Statement on a continuous basis for a period of two years from the date of effectiveness, in the United States, and two years from initial qualification by a final Canadian Prospectus, in Canada, or (ii) if the offering of any Registrable Securities pursuant to such Registration Statement or Canadian Prospectus is interfered with by any stop order, cease trade order, injunction or other order or requirement under the Canadian Securities Laws or of any Canadian Securities Regulator and/or of the SEC, as applicable, or any other governmental agency, court or stock exchange.

2.2           Expenses. The Company shall pay all Qualification and Registration Expenses whether or not any qualification shall occur and/or any registration shall become effective.

3.	QUALIFICATION AND REGISTRATION PROCEDURES.

3.1           Obligations of the Company. The Company shall, as expeditiously as possible:

(a)               provide Holders' Counsel with copies of all documents proposed to be filed with the appropriate Canadian Securities Regulators, the SEC or any other applicable governmental agency (which documents Holders' Counsel may share with any Inspector (as defined below)) and reflect in each such document when so filed (i) such comments as Holders' Counsel may reasonably request with respect to information relating to the Holders and the plan of distribution for the Registrable Securities, and (ii) such comments as Holders' Counsel may reasonably request and as is appropriate in the reasonable judgment of the Company, with respect to any other information, and not file any such document with the appropriate Canadian Securities Regulators, the SEC or such other applicable governmental agency, as applicable, to which Holders' Counsel shall have reasonably objected on the grounds that such filing does not comply in all material respects with the requirements of the appropriate

Canadian Securities Regulators and/or the Securities Act or other applicable law, as applicable, or of the rules or regulations thereunder;

(b)               prepare and file with the appropriate Canadian Securities Regulators and/or the SEC, as applicable, such amendments and supplements to such Offering Document used in connection therewith as may be necessary (i) to keep such Offering Document continuously qualified and/or effective in accordance with Section 2.1 above and (ii) to comply with the provisions of the Canadian Securities Laws and/or the Securities Act, as applicable, with respect to the disposition of all Registrable Securities covered by such Offering Document, in each case until such time as all of such Registrable Securities have been disposed of in accordance with the intended methods of disposition by the Holders set forth in such Offering Document;

(c)               furnish, without charge, to each selling Holder such number of copies of such Offering Document (including copies of any French language version of a Canadian Prospectus), each amendment and supplement thereto (in each case including all exhibits), and the U.S. Prospectus included in such Offering Document (including each preliminary U.S. Prospectus), if applicable, in conformity with the requirements of the Canadian Securities Laws and/or the Securities Act, as applicable, and other documents, as such selling Holder may reasonably request in order to facilitate the public sale or other disposition of the Registrable Securities owned by such selling Holder (the Company hereby consenting to the use in accordance with applicable law of each such Offering Document (or amendment or post- effective amendment thereto) and each such U.S. Prospectus (or preliminary U.S. Prospectus or supplement thereto), if applicable, by each such selling Holder hi connection with the offering and sale of the Registrable Securities covered by such Offering Document);

(d)               prior to any public offering of Registrable Securities, use its reasonable best efforts to qualify or register all Registrable Securities and other securities covered by such Offering Document under such other securities or "blue sky" laws of such jurisdictions (in Canada and United States only) as any selling Holder covered by such Offering Document may reasonably request to enable such selling Holder to consummate the disposition in such jurisdictions of the Registrable Securities owned by such selling Holder and to continue such qualification or registration in effect in each such jurisdiction for as long as such Offering Document remains in effect (including through new filings or amendments or renewals), and do any and all other acts and things which may be necessary or advisable to enable any such selling Holder to consummate the disposition in such jurisdictions of the Registrable Securities owned by such selling Holder; provided, that the Company shall not be obligated to take any action in any particular jurisdiction in which the Company would be required to execute a general consent to service of process in effecting such qualification or registration, unless the Company is already subject to service in such jurisdiction and except as may be required by the Securities Act or to subject itself to taxation in any such jurisdiction;

(e)               use its reasonable best efforts to obtain all other approvals, consents, exemptions or authorizations from such governmental agencies or authorities as may be necessary to enable the Holders to consummate the disposition of such Registrable Securities;

(f)               notify Holders' Counsel and the Holders' Representative: (i) when the Offering Document, any pre-effective amendment or any prospectus supplement related thereto or post-effective amendment to the Offering Document has been filed and, with respect to the Offering Document or any post-effective amendment, when the same has become qualified or effective, (ii) of any written comments from any of the Canadian Securities Regulators or the SEC or any state, provincial or territorial securities or "blue sky" authority in response to any filing and of any request by any of the Canadian Securities Regulators or the SEC for amendments or supplements to the Offering Document or for additional information, (iii) of the issuance by any of the Canadian Securities Regulators, the SEC or any state, provincial or territorial securities or "blue sky" authority of any stop order or cease trade order suspending or enjoining the use of or the effectiveness of the Offering Document or the initiation or threat of any proceedings for that purpose, (iv) of the receipt by the Company of any notification with respect to the suspension of the qualification or registration or exemption of any Registrable Securities for sale under the applicable securities or "blue sky" laws of any jurisdiction or the initiation or threat of any proceeding for such purpose, (v) of the existence of any fact of which the Company becomes aware or the happening of any event which results hi (A) the Registration Statement containing an untrue statement of a material fact or omitting to state a material fact required to be stated therein or necessary to make any statements therein not misleading or (B) the U.S. Prospectus included in such Offering Document or Canadian Prospectus, if applicable, containing an untrue statement of a material fact or omitting to state a material fact required to be stated therein or necessary to make any statements therein, in the light of the circumstances under which they were made, not misleading, and (vi) of the Company's reasonable determination that a post-effective amendment to an Offering Document is required or would be appropriate or that there exist circumstances not yet disclosed to the public which make further sales under such Offering Document inadvisable pending such disclosure and post-effective amendment; and, if the notification relates to an event described in any of the clauses (ii) through (vi) of this Section 3.1 (f), the Company shall promptly prepare an amendment, supplement or post-effective amendment, as the case may be, to such Offering Document or any document incorporated therein by reference or file any other required document so that (1) such Registration Statement shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading and (2) as thereafter delivered to the purchasers of the Registrable Securities being sold thereunder, such Canadian Prospectus or U.S. Prospectus, as applicable, shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading (and shall furnish to each Holder a reasonable number of copies of such Offering Document so supplemented or amended); and if the notification relates to an event described in clause (iii) of this Section 3.1(f), the Company shall take all reasonable action required to prevent the entry or issuance of such stop order or cease trade order or to remove or rescind it if entered at the earliest practicable moment; and if the notification relates to an event described in clause (iv) of this Section 3.1(f), the Company shall take all reasonable action required to lift such suspension of the qualification or registration or exemption of the Registrable Securities at the earliest practicable moment;

(g)               make available for inspection by the Holders' Counsel and any attorney, accountant, actuary, consultant, advisor or other agent retained by the Majority Holders of the Filing (each, an "Inspector" and, collectively, the "Inspectors"), all financial and other records, pertinent corporate documents and properties of the Company and any Subsidiaries thereof as may be in existence at such tune (collectively, the "Records") as shall be necessary, in the reasonable opinion of Holders' Counsel, to enable them to exercise their due diligence responsibility and to conduct a reasonable investigation within the meaning of the Securities Act and any analogous provisions of the Canadian Securities Laws, and for no other purposes whatsoever, and cause the Company's and any Subsidiaries' officers, directors and employees, and the independent public accountants or chartered accountants of the Company or its Subsidiaries, to supply all information reasonably requested by any Inspector in connection with such Offering Document; provided that Records which the Company determines, in good faith, to be confidential and which it notifies the Inspectors are confidential shall not be disclosed by the Inspectors (other than to the Holders' Counsel or the Investor on a confidential basis) unless (i) such Records have become generally available to the public, (ii) such Records become available from a source other than the Company and such source is not known to be bound by a confidentiality agreement or (iii) the disclosure of such Records may be necessary (A) hi compliance with any law, rule, regulation or order applicable to any Inspector or any Holder, (B) in response to any subpoena or other legal process or (C) in connection with any litigation to which any Inspector or any Holder is a party relating to such qualification and/or registration; and provided, further, that the Company shall not be required to comply with this paragraph (g) if there is a reasonable likelihood, in the reasonable judgment of counsel to the Company, that such delivery of, or access to, certain Records could result hi the loss of any attorney-client privilege related thereto;

(h)               obtain a legal opinion from the Company's legal counsel (including an opinion of lead Canadian counsel to the Company and any required local counsel in each province of Canada, and a translation opinion in respect of any French language version of a Canadian Prospectus, or lead U.S. counsel and of any "blue sky" counsel), and shall use its reasonable best efforts to obtain a "cold comfort" letter (including a "long form" comfort letter addressed to the Holders regarding certain financial information contained in the prospectus) from the Company's independent public accountants or chartered accountants who have certified the Company's financial statements and other information included or incorporated by reference in such Offering Document (provided that the Holders shall provide such representation letters and opinions of counsel as may be reasonably required by such accountants), in each case dated the effective date of such Offering Document, in customary form and covering such matters as are customarily covered by such opinions and "cold comfort" letters (including "long form" comfort letters), which opinions and letters shall be reasonably satisfactory to the Investor and the Holders' Counsel, and furnish to each Holder participating in the offering, a copy of such opinions and letters addressed to such Holder (including a "long form" comfort letter);

(i)                provide a CUSIP number for all Registrable Securities and provide and cause to be maintained a transfer agent and registrar in Canada for all such Registrable Securities covered by such Offering Document not later than the qualification or effectiveness of such Offering Document;

(j)                otherwise use its reasonable best efforts to comply with all applicable rules and regulations of the Canadian Securities Regulators, the SEC and any other governmental agency or authority having jurisdiction over the offering, and make available to its U.S. security holders, as soon as reasonably practicable but no later than 90 days after the end of any 12-month period, an earnings statement (i) commencing at the end of any month in which Registrable Securities are sold and (ii) commencing with the first day of the Company's calendar month next succeeding each sale of Registrable Securities after the effective date or qualification date of an Offering Document, which statement shall cover such 12-month periods, in a manner which satisfies the provisions of Section 1 l(a) of the Securities Act and Rule 158 thereunder (and any analogous provisions under Canadian Securities Laws);

(k)               if so requested by the Majority Holders of the Filing, use its reasonable best efforts to cause all such Registrable Securities to be duly included for quotation on the TSX or other Canadian and/or U.S. securities exchange on which the Company's similar securities are then listed, if applicable;

(l)                enter into and perform customary agreements (including, if applicable, a transfer agent and registrar agreement in customary form) and provide officers' certificates and other customary closing documents;

(m)             cooperate with each selling Holder of Registrable Securities and the Holders' Counsel in connection with any filings required to be made with the NASD or any applicable Canadian Securities Regulators or any applicable Canadian and/or U.S. securities exchange or quotation and trade reporting system and make reasonably available its employees and personnel;

(n)               cooperate with the selling Holders of Registrable Securities to facilitate the timely preparation and delivery of certificates not bearing any restrictive legends representing the Registrable Securities to be sold, and cause such Registrable Securities to be issued in such denominations and registered in such names in accordance with instructions of the Holders that are provided to the Company at least three business days prior to any sale of Registrable Securities;

(o)               keep the Holders' Representative and the Holders' Counsel advised in writing as to the initiation and progress of any qualification and/or registration under Section 2 hereunder;

(p)               furnish to the Holders' Representative, without charge, at least one original manually-signed copy of the Offering Document and any amendments, supplements or post-effective amendments thereto, including financial statements and schedules, all documents incorporated therein by reference and all exhibits (including those deemed to be incorporated by reference);

(q)               if requested by any selling Holder of Registrable Securities, promptly incorporate in a prospectus supplement or post-effective amendment such information concerning the Holders or the intended method of distribution as the selling Holder of Registrable Securities reasonably requests to be included therein and as is appropriate in the reasonable judgment of the Company; make all required filings of such prospectus supplement or post-effective amendment as soon as notified of the matters to be incorporated in such prospectus supplement or post-effective amendment; and supplement or make amendments to any Offering Document if reasonably requested by the selling Holder of Registrable Securities and as is appropriate in the reasonable judgment of the Company; and

(r)               use its reasonable best efforts to take all other steps necessary to expedite or facilitate the qualification, registration and disposition of the Registrable Securities contemplated hereby, including as the same may be reasonably requested by any selling Holder of Registrable Securities.

3.2           Seller Information. The Company may require each selling Holder as to which any qualification and/or registration is being effected to furnish to the Company such information regarding such seller and the disposition of such securities as the Company may from time to time reasonably request in writing; provided, however, that such information shall be used only in connection with an Offering Document. If any Offering Document or comparable statement under "blue sky" laws refers to any Holder by name or otherwise as the Holder of any securities of the Company, then such Holder shall have the right to require (i) the insertion therein of language, in form and substance satisfactory to such Holder and the Company, to the effect that the holding by such Holder of such securities is not to be construed as a recommendation by such Holder of the investment quality of the Company's securities covered thereby and that such holding does not imply that such Holder will assist in meeting any future financial requirements of the Company and (ii) in the event that such reference to such Holder by name or otherwise is not in the judgment of the Company, as advised by legal counsel, required by the Canadian Securities Laws, the Securities Act or any similar statute or any state, provincial or territorial securities or "blue sky" law then in force, the deletion of the reference to such Holder.

3.3           Notice to Discontinue. Each Holder agrees by acquisition of such Registrable Securities that, (a) upon receipt by Holders' Representative of any notice from the Company of the happening of any event of the kind described in Section 3.1(f)(ii) through 3.1(f)(vi), such Holder shall forthwith discontinue disposition of Registrable Securities pursuant to the Offering Document covering such Registrable Securities until such Holder's receipt of the copies of the supplemented or amended prospectus contemplated by Section 3.1(f) and, (b) if so directed by the Company, such Holder shall deliver to the Company (at the Company's expense) all copies, other than permanent file copies, then in such Holder's possession, of the Offering Document covering such Registrable Securities which is current at the time of receipt of such notice. If the Company shall give any such notice, the Company shall extend the period during which such Offering Document shall be maintained effective pursuant to this Agreement

(including the period referred to in Section 3.1(b)) by the number of days during the period from and including the date of the giving of such notice pursuant to Section 3.1(f) to and including the date when the Holder shall have received the copies of the supplemented or amended prospectus contemplated by and meeting the requirements of Section 3.1 (f).

4.	INDEMNIFICATION: CONTRIBUTION.

4.1           Indemnification by the Company. The Company agrees to indemnify and hold harmless, to the fullest extent permitted by law, each Holder, its officers, directors, partners, members, shareholders, employees, Affiliates, advisers, attorneys and agents (collectively, "Agents'^ and each Person who controls such Holder (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act or any analogous provisions of the Canadian Securities Laws) with respect to each qualification and/or registration which has been effected pursuant to this Agreement, against any and all losses, claims, damages or liabilities, joint or several, actions or proceedings (whether commenced or threatened) in respect thereof, and expenses (as incurred or suffered and including, but not limited to, any and all expenses incurred in investigating, preparing or defending any litigation or proceeding, whether commenced or threatened, and the reasonable fees, disbursements and other charges of legal counsel) in respect thereof (collectively, "Claims"'), insofar as such Claims arise out of or are based upon any untrue or alleged untrue statement of a material fact contained in any Offering Document (including any preliminary or final prospectus and any amendment or supplement thereto) related to any such qualification and/or registration or any omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, or any violation by the Company of the Canadian Securities Laws, the Securities Act or any rule or regulation thereunder applicable to the Company and relating to action or inaction required of the Company in connection with any such qualification and/or registration, or any compliance incident thereto; provided, however, that the Company will not be liable in any such case to the extent that any such Claims arise out of or are based upon any untrue statement or alleged untrue statement of a material fact or omission or alleged omission of a material fact so made in reliance upon and in conformity with written information furnished to the Company by a Holder expressly for use therein. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of any Person who may be entitled to indemnification pursuant to this Section 4 and shall survive the transfer of securities by such Holder. It is agreed that the indemnity agreement contained in this Section 4.1 shall not apply to amounts paid in settlement of any such Claim if such settlement is affected without the consent of the Company, which consent shall not be unreasonably withheld.

4.2           Indemnification by Holders. Each Holder, if Registrable Securities held by it are included in the securities as to which a qualification and/or registration is being effected, agrees to, severally and not jointly, indemnify and hold harmless, to the fullest extent permitted by law, the Company, its Agents and each Person who controls the Company (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act or any analogous provisions of the Canadian Securities Laws) against any and all Claims, insofar as such Claims arise out of or are based upon any untrue or alleged untrue statement of a material fact contained in any Offering Document (including any preliminary or final prospectus and any amendment or supplement thereto) related to such qualification and/or registration, or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, to the extent, but only to the extent, that such untrue statement of a material fact or alleged untrue statement or omission or alleged omission of a material fact was made in reliance upon and in conformity with written information furnished to the Company by a Holder expressly for use therein; provided, however. that the aggregate amount which any such Holder shall be required to pay pursuant to this Section 4.2 shall in no event be greater than the amount of the net proceeds, if such sale of Registrable Securities is underwritten, or gross proceeds, if such sale of Registrable Securities is not underwritten, received by such Holder upon the sale of the Registrable Securities pursuant to the Offering Document giving rise to such Claims less all amounts previously paid by such Holder with respect to any such Claims. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of any Person who may be entitled to indemnification pursuant to this Section 4 and shall survive the transfer of securities by such Holder. It is agreed that the indemnity agreement contained in this Section 4.2 shall not apply to amounts paid in settlement of any such Claim if such settlement is affected without the consent of such Holder, which consent shall not be unreasonably withheld.

4.3           Conduct of Indemnification Proceedings. Promptly after receipt by an indemnified party of notice of any Claim or the commencement of any action or proceeding involving a Claim under this Section 4, such indemnified party shall, if a Claim in respect thereof is to be made against the indemnifying party pursuant to Section 4, (a) notify the indemnifying party in writing of the Claim or the commencement of such action or proceeding; provided, that the failure of any indemnified party to provide such notice shall not relieve the indemnifying party of its obligations under this Section 4, except to the extent the indemnifying party is materially and actually prejudiced thereby and shall not relieve the indemnifying party from any liability which it may have to any indemnified party otherwise than under this Section 4 and (b) permit such indemnifying party to assume the defense of such Claim with legal counsel reasonably satisfactory to the indemnified party; provided, however, that any indemnified party shall have the right to employ separate legal counsel and to participate in the defense of such Claim, but the fees and expenses of such legal counsel shall be at the expense of such indemnified party unless (i) the indemnifying party has agreed in writing to pay such fees and expenses, (ii) the indemnifying party shall have failed to assume the defense of such Claim and employ legal counsel reasonably satisfactory to such indemnified party within 20 days after receiving notice from such indemnified party, (Hi) in the reasonable judgment of any such indemnified party, based upon advice of legal counsel, a conflict of interest shall exist between such indemnified party and the indemnifying party with respect to such Claims, or (iv) the indemnified party shall have reasonably concluded that there may be one or more legal or equitable defenses available to such parry which are additional to or conflict with those available to the indemnifying party; it being understood, however, that the indemnifying party shall not, in connection with any one such action or separate but substantially similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the reasonable fees and expenses of more than one separate firm of attorneys (hi addition to no more than one firm of local counsel in each applicable jurisdiction) at any time for all such indemnified parties. No indemnifying party shall be liable for any settlement of any such Claim or action effected without its written consent, which consent shall not be unreasonably withheld. No indemnifying party shall, without the consent of the indemnified party, which consent shall not be unreasonably withheld, consent to entry of any judgment or enter into any settlement of any Claim or action in respect of which indemnification or contribution may be sought hereunder, unless such settlement, (x) includes an unconditional release of the indemnified party from all liability arising out of such action or Claim, (y) does not include a statement as to or an admission of fault, culpability or a failure to act, by or on behalf of any indemnified party, and (z) does not provide for any action on the part of any party other than the payment of money damages which is to be paid in full by the indemnifying party. Each Indemnified Party shall furnish such information regarding itself or the Claim in question as an Indemnifying Party may reasonably request in writing and as shall be reasonably required in connection with the defense of such Claim and litigation arising therefrom.

4.4           Contribution. If the indemnification provided for in Section 4.1 or 4.2 from the indemnifying party for any reason is unavailable to (other than by reason of exceptions provided therein), or is insufficient to hold harmless an indemnified party hereunder in respect of any Claim, then the indemnifying party, in lieu of indemnifying such indemnified party, shall contribute to the amount paid or payable by such indemnified party as a result of such Claim in such proportion as is appropriate to reflect the relative fault of the indemnifying party, on the one hand, and the indemnified party, on the other hand, in connection with the actions which resulted in such Claim, as well as any other relevant equitable considerations. The relative fault of such indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, has been made by, or relates to information supplied by, such indemnifying party or indemnified party, and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such action. If, however, the foregoing allocation is not permitted by applicable law, then each indemnifying party shall contribute to the amount paid or payable by such indemnified party in such proportion as is appropriate to reflect not only such relative faults but also the relative benefits of the indemnifying party and the indemnified party as well as any other relevant equitable considerations.

4.5           Indemnification Payments. The indemnification and contribution required by this Section 4 shall be made by periodic payments of the amount thereof during the course of any investigation or defense, as and when bills are received or any expense, loss, damage or liability is incurred.

5.	GENERAL PROVISIONS REGARDING QUALIFICATIONS AND REGISTRATIONS.

5.1            Adjustments Affecting Registrable Securities. The Company agrees that it shall not effect or permit to occur any combination or subdivision of shares which would adversely affect the ability of the Holder of any Registrable Securities to include such Registrable Securities in any qualification or registration contemplated by this Agreement or the marketability of such Registrable Securities in any such qualification or registration.

5.2            Registration Rights to Others. The Company represents and warrants that it is not currently a party to any agreement with respect to its securities granting qualification or registration rights to any Persons, except as set forth in the DB Registration Rights Agreement. If the Company shall at any time hereafter provide to any holder of any securities of the Company rights with respect to the qualification or registration of such securities under the Canadian Securities Laws or the Securities Act (not including any such rights which have been previously granted), such rights shall not be in conflict with or adversely affect any of the rights provided in this Agreement to the Holders.

5.3           Status of the Company. The Company hereby represents and warrants that it is qualified for the purposes of National Instrument 44-101-Short Form Prospectus Distributions and under National Instrument 44-102 -Shelf Distributions to use the short form shelf prospectus system thereunder and covenants that it shall use its reasonable best effort to maintain such status for so long as this Agreement is in force. For so long as this Agreement is in force, any Canadian Prospectus to be filed by the Company shall be filed pursuant to the "short form prospectus system" under the Canadian Securities Laws (as contemplated by National Policy 43-201-Mutual Reliance Review System for Prospectuses and Annual Information Forms). If, at any time, the Company or the distribution of the Registrable Securities does not qualify to use a short form shelf Canadian Prospectus, the qualification of the distribution of the Registrable Securities shall, with the prior consent of the Majority Holders, be achieved by one or more short forms or, if the Company is not qualified for such purposes, "long form" Canadian Prospectuses that otherwise qualify the distribution of the Registrable Securities for the periods contemplated hereby and, in the case of any long form prospectuses, the Company shall use its reasonable best efforts to obtain accelerated review of such Canadian Prospectuses from the Canadian Securities Regulators.

5.4            Maintain Listing. The Company covenants that, once it has qualified any Common Shares under the Canadian Securities Laws and/or registered any Common Shares under the Securities Act, it shall use its reasonable best efforts to maintain a listing of the Common Shares on each Canadian stock exchange or quotation system on which the Common Shares are listed or quoted and/or on each United States stock exchange or quotation system on which the Common Shares are listed or quoted.

5.5	Availability of Information: Rule 144: Other Exemptions.

(a)                The Company covenants that it shall timely file any reports required to be filed by it under the Securities Act or the Exchange Act (including, but not limited to, the reports under Sections 13 and 15(d) of the Exchange Act referred to in subparagraph (c) of Rule 144 under the Securities Act), and that it shall take such further action as any Holder of Registrable Securities may reasonably request, all to the extent required from time to time to enable such Holder to sell Registrable Securities without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 under the Securities Act, as such rule may be amended from time to time, or any other rule or regulation now existing or hereafter adopted by the SEC allowing a Holder to sell any such Registrable Securities without registration under die Securities Act. Upon the request of any Holder, the Company shall deliver to such Holder a written statement as to whether it has complied with such requirements.

(b)                The Company covenants that it shall timely file any reports and other documents required to be filed by it under the Canadian Securities Laws, and that it shall take such further action as the Majority Holders may reasonably request, all to the extent required from time to time to enable the Holders to sell Registrable Securities to the public in each province of Canada without the filing of a Canadian Prospectus and pursuant to an exemption from the prospectus and registration requirements under the Canadian Securities Laws.

6.	GENERAL.

6.1          Amendments and Waivers. The provisions of this Agreement, including the provisions of this sentence, may not be amended, modified, supplemented or terminated, and waivers or consents to departures from the provisions hereof may not be given, without the written consent of the Company and the Majority Holders; provided, however, no such amendment, modification, supplement, waiver or consent to departure shall alter the definition of "Majority Holders" without the written consent of all of the Holders; and provided, further, that nothing herein shall prohibit any amendment, modification, supplement, termination, waiver or consent to departure the effect of which is limited only to those Holders who have agreed to such amendment, modification, supplement, termination, waiver or consent to departure.

6.2

Notices. All notices and other communications provided for or permitted hereunder shall be made in writing by hand delivery, telecopier, any courier guaranteeing overnight delivery or first class registered or certified mail, return receipt requested, postage prepaid, addressed to the applicable party at the address set forth below or such other address as may hereafter be designated in writing by such party to the other parties in accordance with the provisions of this Section:

If to the Company:	ACE Aviation Holdings Inc.
Air Canada Centre
7373 Cote Vertu Boulevard West
Saint-Laurent, Quebec H4Y1H4
Canada
Attn: Chief Legal Officer
Fax No.: (514) 422-5053
With copies to:	Stikeman Elliott LLP
5300 Commerce Court West
199 Bay Street
Toronto, Ontario M5L 1B9
Canada
Attn: Mr. Marvin Yontef
Fax No.: (416)947-0866

and

Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036-6521
United States
Attn: Mr. Milton G. Strom and Ms. Phyllis G. Korff
Fax No.: (212)735-2000

If to the Investor:	Promontoria Holding III B.V.
Amalialaan 41 c, 1st Floor
3743 KE Baarn
The Netherlands
Attn.: Arjen van de Werken
Fax No. 011-31-35-548-8725

with copies to:	Cerberus Capital Management, L.P.
299 Park Avenue
New York, New York 10171
United States
Attn: W. Brett Ingersoll and Seth Gardner
Fax No. (212) 891-1540
Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York 10022
United States
Attn: Mr. Marc Weingarten and Mr. Michael R. Littenberg

Fax No. (212) 593-5955

and

Ogilvy Renault
Suite 3800
Royal Bank Plaza, South Tower
200 Bay Street
P.O. Box 84
Toronto, Ontario M5J 2Z4
Canada
Attn: Mr. Richard S. Sutin and Mr. Derrick C. Tay
Fax No. (416) 216-3930

All such notices and communications (and deliveries) shall be deemed to have been duly given: at the time delivered by hand, if personally delivered; when receipt is acknowledged, if telecopied; on the next business day, if timely delivered to a courier guaranteeing overnight delivery; and five days after being deposited in the mail, if sent first class or certified mail, return receipt requested, postage prepaid.

6.3           Successors and Assigns. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective heirs, successors and permitted assigns (including any permitted transferee of Registrable Securities). Any Holder may assign to any transferee of its Registrable Securities (provided that such transferee either is an Affiliate of such Holder or, immediately after such assignment, is the registered holder of any Registrable Securities with a fair market value of at least $500,000) (other than a transferee that is not an affiliate of the Holder and acquires such Registrable Securities in a qualified or registered public offering or pursuant to a sale under Rule 144 of the Securities Act or any analogous provisions under the Canadian Securities Laws (or any successor rule)), its rights and obligations under this Agreement; provided, however, that if any permitted transferee shall take and hold Registrable Securities, such transferee shall promptly notify the Company of such transfer and shall provide the Company with its address, and by taking and holding such Registrable Securities such permitted transferee shall automatically be entitled to receive the benefits of and be conclusively deemed to have agreed to be bound by and to perform all of the terms and provisions of this Agreement as if it were a party hereto (and shall, for all purposes, be deemed a Holder under this Agreement). If the Company shall so request, any heir, successor or permitted assign (including any permitted transferee) wishing to avail itself of the benefits of this Agreement shall agree in writing to acquire and hold the Registrable Securities subject to all of the terms hereof. For purposes of this Agreement, "successor" for any entity other than a natural person shall mean a successor to such entity as a result of such entity's merger, amalgamation, consolidation, sale of substantially all of its assets, or similar transaction. Except as provided above or otherwise permitted by this Agreement, neither this Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by any Holder or by the Company without the consent of the other parties hereto.

6.4           Third Party Beneficiaries. Each Holder other than the Investor shall be a beneficiary of this Agreement and entitled to all of the rights and benefits of this Agreement as if such Holder was a party and signatory to this Agreement and shall, for all purposes, be deemed a Holder under this Agreement. If the Company shall so request, each

Holder other than the Investor wishing to avail itself of the benefits of this Agreement shall agree in writing to be subject to all of the terms hereof.

6.5            Counterparts. This Agreement may be executed in two or more counterparts (including by facsimile), each of which, when so executed and delivered, shall be deemed to be an original, but all of which counterparts, taken together, shall constitute one and the same instrument.

6.6            Descriptive Headings. Etc. The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning of terms contained herein. Unless the context of this Agreement otherwise requires: (a) words of any gender shall be deemed to include each other gender; (b) words using the singular or plural number shall also include the plural or singular number, respectively; (c) the words "hereof, "herein" and "hereunder" and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, and Section and paragraph references are to the Sections and paragraphs of this Agreement unless otherwise specified; (d) the word "including" and words of similar import when used in this Agreement shall mean "including, without limitation," unless otherwise specified; (e) "or" is not exclusive; and (f) provisions apply to successive events and transactions.

6.7           Severability. In the event that any one or more of the provisions, paragraphs, words, clauses, phrases or sentences contained herein, or the application thereof in any circumstances, is held invalid, illegal or unenforceable in any respect for any reason, the validity, legality and enforceability of any such provision, paragraph, word, clause, phrase or sentence in every other respect and of the other remaining provisions, paragraphs, words, clauses, phrases or sentences hereof shall not be in any way impaired, it being intended that all rights, powers and privileges of the parties hereto shall be enforceable to the fullest extent permitted by law.

6.8           CHOICE OF LAW AND VENUE; JURY TRIAL WAIVER. THE VALIDITY OF THIS AGREEMENT, THE CONSTRUCTION, INTERPRETATION, AND ENFORCEMENT HEREOF, AND THE RIGHTS OF THE PARTIES HERETO WITH RESPECT TO ALL MATTERS ARISING HEREUNDER OR RELATED HERETO SHALL BE DETERMINED UNDER, GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK. THE PARTIES AGREE THAT ALL ACTIONS OR PROCEEDINGS ARISING IN CONNECTION WITH THIS AGREEMENT SHALL BE TRIED AND LITIGATED ONLY IN THE STATE AND FEDERAL COURTS LOCATED IN THE COUNTY OF NEW YORK, STATE OF NEW YORK. THE COMPANY AND THE HOLDERS WAIVE, TO THE EXTENT PERMITTED UNDER APPLICABLE LAW, ANY RIGHT EACH MAY HAVE TO ASSERT THE DOCTRINE OF FORUM NON CONVENIENS OR TO OBJECT TO VENUE TO THE EXTENT ANY PROCEEDING IS BROUGHT IN ACCORDANCE WITH THIS SECTION 6.8. THE COMPANY AND THE HOLDERS HEREBY WAIVE THEIR RESPECTIVE RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREIN, INCLUDING CONTRACT CLAIMS, TORT CLAIMS, BREACH OF DUTY CLAIMS, AND ALL

OTHER COMMON LAW OR STATUTORY CLAIMS. THE COMPANY AND THE HOLDERS REPRESENT THAT EACH HAS REVIEWED THIS WAIVER AND EACH KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL. IN THE EVENT OF LITIGATION, A COPY OF THIS AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

6.9            Remedies: Specific Performance. The parties hereto acknowledge that money damages would not be an adequate remedy at law if any party fails to perform in any material respect any of its obligations hereunder, and accordingly agree mat each party, in addition to any other remedy to which it may be entitled at law or in equity, shall be entitled to seek to compel specific performance of the obligations of any other party under this Agreement, without the posting of any bond, in accordance with the terms and conditions of this Agreement in any court specified in Section 6.8 hereof, and if any action should be brought in equity to enforce any of the provisions of this Agreement, none of the parties hereto shall raise the defense that there is an adequate remedy at law. Except as otherwise provided by law, a delay or omission by a party hereto in exercising any right or remedy accruing upon any such breach shall not impair the right or remedy or constitute a waiver of or acquiescence in any such breach. No remedy shall be exclusive of any other remedy. All available remedies shall be cumulative.

6.10          Entire Agreement This Agreement, together with the Investment Agreement, are intended by the parties as a final expression of their agreement and intended to be a complete and exclusive statement of the agreement and understanding of the parties hereto in respect of the subject matter contained herein. There are no restrictions, promises, representations, warranties, covenants or undertakings relating to such subject matter, other than those set forth or referred to in this Agreement or the Investment Agreement, This Agreement and the Investment Agreement supersede all prior agreements and understandings between the Company and the other parties to this Agreement with respect to such subject matter.

6.11         Further Assurances. Each party hereto shall do and perform or cause to be done and performed all such further acts and things and shall execute and deliver all such other agreements, certificates, instruments and documents as any other party hereto reasonably may request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

6.12	Currency. All references to "$" or "dollars" herein refer to

Canadian dollars.

6.13         Construction. The Company and the Investor acknowledge that each of them has had the benefit of legal counsel of its own choice and has been afforded an opportunity to review this Agreement with its legal counsel and that this Agreement shall be construed as if jointly drafted by the Company and the Holders.

6.14         Costs and Attorneys' Fees. In the event that any action, suit or other proceeding is instituted concerning or arising out of this Agreement, the Company and the Investor agree that the prevailing party shall recover from the non-prevailing parry all of such prevailing party's costs and reasonable attorneys' fees incurred in each and every such action, suit or other proceeding, including any and all appeals or petitions therefrom.

[Remainder of this page intentionally left blank. Signature page follows.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first written above.

ACE AVIATION HOLDINGS INC.

By:	/s/ Paul Letourneau
Name:
Title:

PROMONTORIA HOLDING III B.V.

By:	/s/ B.S. Hummel
	Name:	B.S. Hummel
	Title:	Managing Director

By:	/s/ D.A.J. Hoogenkamp
	Name:	D.A.J. Hoogenkamp
	Title:	Managing Director

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACE AVIATION HOLDINGS INC.
(Registrant)

Date:	May 18, 2007	By:	/s/ Carolyn M. Hadrovic
			Name:	Carolyn M. Hadrovic
			Title:	Corporate Secretary